[Forbes Letterhead]

March 11, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Forbes Energy Services Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 25, 2011
File No. 333-170741 Form 10-K for Fiscal Year Ended December 31, 2010, as amended
Filed January 24, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2010, as amended
Filed January 24, 2011, 2010
File No. 333-150853-04

Dear Mr. Schwall:

In response to your letter dated February 15, 2011 (the “Second Comment Letter”), we have prepared the following responses to your comments based on your consideration of (i) the Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), (ii) the letter provided to the Securities and Exchange Commission (the “Commission”) on January 24, 2011 (the “Initial Response Letter”) in response to the Commission’s letter dated December 17, 2010 (the “Initial Comment Letter”), (iii) the Report on Form 10-K for the fiscal year ended December 31, 2009 (as amended, the “Form 10-K”), and (iii) the Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (as amended, the “Form 10-Q”), of Forbes Energy Services Ltd. (the “Company”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses. Further, in response to certain comments, the Company has indicated how it plans to revise the Registration Statement. In those instances, we have set forth herein marked excerpts from the Registration Statement, with additions shown in underline and deletions shown in strikethrough text.

Mr. H. Roger Schwall

March 11, 2011

Comments and Responses:

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to comment 3 in our letter dated December 17, 2010. It appears that you have revised your Exchange Act reports only in respect of comments 51 and 52 in our letter dated December 17, 2010. With respect to our comments on your registration statement, please tell us why you did not make conforming changes to your Exchange Act reports.

The Company confirms that its future reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company’s annual report on Form 10-K for the year ended December 31, 2010, will contain language, where applicable, that conforms to the revisions made to the Registration Statement based on comments raised by Initial Comment Letter and the Second Comment Letter. The Company has concluded not to amend its prior Exchange Act reports to conform to other changes made to the Registration Statement as it does not believe that such changes are material. As discussed with the Commission, the Company will provide the Commission a marked copy of its upcoming annual report on Form 10-K showing these conforming changes.

2.	We note your response to comment 7 in our letter dated December 17, 2010. Please confirm the following:

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that, after Forbes Texas is created, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the Conversion or necessary to keep the registration statement from being misleading in any material respect; and

While the Company does not necessarily agree with the Commission’s contention that the Conversion will result in a new issuer, the Company confirms that that promptly after the completion of the Conversion, the Company, in its capacity as a corporation then incorporated in Texas, will file a post-effective amendment to the Registration Statement to adopt the Registration Statement as its own and to update the disclosure therein as appropriate.

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that any such post-effective amendment will include all required signatures, including, without limitation, the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of Forbes Texas.

Mr. H. Roger Schwall

March 11, 2011

The Company confirms that any such post-effective amendment will include all required signatures, including, without limitation, the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of the Company.

3.	We note your response to comment 41 in our letter dated December 17, 2010. It appears that you intend to rely on the prior Exchange Act reporting history of Forbes Bermuda for the purposes of Rule 144. Please provide a detailed analysis, citing all relevant legal support, for the position that Forbes Bermuda’s reporting history may be taken into account when determining Forbes Texas’s compliance with the current public information requirements of Rule 144 under the Securities Act. Please also address in your response whether you intend to rely on the Exchange Act reporting history, or outstanding registration statements, of Forbes Bermuda for the purposes of any other securities laws, related rules or registration statements. If applicable, your response should provide an analysis of your basis for relying on such reporting history or outstanding registration statements. For example, and without limitation, please see no-action requests submitted by other registrants that have conducted transactions involving a change of domicile, including succession transactions where no security holder approval was sought. In that regard, we note your response to comment 10 in our letter dated December 17, 2010 that you intend to file a separate registration statement on Form S-8.

After consummation of the Conversion, the Company does not intend to rely on the prior reporting history of Forbes Bermuda for the purposes of meeting the current public information requirements of Rule 144 or for qualifying to file a registration statement on Form S-8 and does not believe that the Registration Statement states that such reliance would be appropriate. The Company is not currently subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Nevertheless, the Company files reports under the Exchange Act pursuant to the contractual obligations in the indentures governing the Company’s senior secured notes, and thus is a voluntary filer. After the effectiveness of the registration statement on Form 8-A that the Company intends to file in connection with the Conversion, the Company will be subject to the reporting requirements of Section 13 of the Exchange Act.

Once the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, the current public information requirements of Rule 144 will be satisfied for the Company’s shareholders if the Company is, and has been for a period of at least 90 days, subject to such reporting requirements and has filed all required reports (other than 8-K reports) thereunder during the preceding twelve months (or for such shorter period that the issuer was required to file such reports). Similarly, once the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, it will be able to file a registration statement on Form S-8 if it has filed all reports required to be filed during the preceding 12 months (or for such shorter period that the issuer was required to file such reports). Therefore, for the first year after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, the availability of Rule 144 and Form S-8, will be determined based on whether Forbes Texas has

Mr. H. Roger Schwall

March 11, 2011

made all required filings since becoming obligated to do so under Section 13 of the Exchange Act. This determination will not depend on the reporting history of Forbes Bermuda.

4.	We note your response to comment 9 in our letter dated December 17, 2010 that you intend to rely on Section 3(a)(9) in respect of your preferred stock because the transaction contemplates an exchange by the issuer with its existing security holders. However, it does not appear that for the purposes of Section 3(a)(9), Forbes Bermuda and Forbes Texas are the same issuer. As a result, it appears that you need to register the issuance of shares of preferred stock of Forbes Texas in exchange for preference shares of Forbes Bermuda in connection with the Conversion.

While the Company does not necessarily agree with the Commission’s position that the Conversion will result in a new issuer, the Company will amend the Registration Statement to clarify that the Company will rely on the exemptions offered by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder, with regard to the exchange of the preference shares of Forbes Bermuda for the preferred stock of Forbes Texas.

Prospectus Cover Page

5.	We note your disclosure that you have received conditional approval from the Toronto Stock Exchange to trade the common stock of Forbes Texas under the same symbol after the Conversion. Please revise your filing to disclose the conditions for such approval.

The Company believes that the conditions given by the Toronto Stock Exchange (the “TSX”) for the continued listing of the Company’s common stock after the Share Consolidation and Conversion are customary and largely procedural. The Company does not feel that a complete recitation of these conditions is material and, for that reason, does not include such a recitation in the Registration Statement. Nevertheless, the Company will revise the Section “Description of Capital Stock—Listing” on page 98 of the Registration Statement to clarify that the TSX’s approval is conditioned upon satisfaction of customary listing conditions, including the delivery of certified documents and an opinion of counsel related to the Share Consolidation and Conversion.

For the Commission’s information, the Company has included below a summary of the outstanding conditions associated with the TSX’s listing approval. The TSX has requested that the Company provide (i) certified copies of the resolutions giving effect to the Share Consolidation and Conversion, (ii) notarial copies of the charter documents of Forbes Texas filed with the Texas Secretary of State, (iii) a certified copy of the amended and restated bylaws of Forbes Texas, (iv) a specimen of the new common stock certificate for Forbes Texas, (v) a copy of the unqualified notice from CDS Clearing and Depository Services Inc. disclosing the new CUSIP number assigned to the Company’s listed securities, (vi) written evidence from the Company that the Company will continue to meet the TSX listing requirements, including the

Mr. H. Roger Schwall

March 11, 2011

requirement that the Company have a transfer agent in place in Toronto and the requirement that that there will be at least 500,000 freely-tradable shares held by at least 150 public holders, (vii) an opinion of counsel stating that all necessary steps have been taken to validly effect the Share Consolidation and Conversion in accordance with applicable law, (viii) the letter of transmittal associated with the Share Consolidation and Conversion and a written statement of the intended mailing date of such letters, and (ix) a letter from the Company’s registrar confirming its good standing with the SEC.

Summary, page 1

Summary of the Conversion, page 6

6.	We note your response to comment 19 in our letter dated December 17, 2010 that you have provided a brief summary of “certain” differences between the governing corporate law and organizational documents for Forbes Bermuda and Forbes Texas as they relate to the rights of your shareholders. Please ensure that you provide a brief description of all material differences, For example, and without limitation, we note the differences in the requirements for notice of shareholder meetings.

In accordance with this comment, the Company will amend the Registration Statement as set forth below. The Company does not feel that all of the differences between the governing corporate law and organizational documents for Forbes Bermuda and Forbes Texas described in the Registration Statement are necessarily material to its shareholders. For this reason, it has not summarized all of the differences described in the Registration Statement on page 6. Further, the Company does not feel that all of the differences in governing corporate law and organizational documents summarized on page 6 of the Registration Statement are necessarily material to its shareholders.

“There are differences between Texas and Bermuda corporate law. For example, currently under Bermuda law, in most circumstances, in the event that the Company amends its memorandum of association at a general meeting of its shareholders, holders of not less than 20% in par value of the Company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of such amendment. No similar right is available under Texas law. Also ~~Further~~, while class actions and derivative actions are generally not available to shareholders under Bermuda law, such actions are generally available to shareholders under Texas law. Additionally, Bermuda law requires that a company give its shareholders at least five days’ notice of a shareholder meeting, while Texas law requires that a company give at least 10 days’ and no more than 60 days’ notice of a shareholder meeting (both the bye-laws of Forbes Bermuda and the bylaws of Forbes Texas require the Company to give at least 21 days’ notice of a shareholder meeting). Further, under Bermuda law if a contract involving the transfer of shares of a company to another company has been approved by 90% of the shares involved in the transfer, the transferee may require, subject to certain conditions, dissenting shareholders to transfer their shares pursuant to the terms of the contract. No similar right exists under Texas law.

Mr. H. Roger Schwall

March 11, 2011

Additionally, there are differences between the new certificate of formation and bylaws of Forbes Texas and the current memorandum of association and bye-laws of Forbes Bermuda. For example, the certificate of formation and bylaws of Forbes Texas do not contain any class of share equivalent to the authorized Class B Shares of Forbes Bermuda (none of which are outstanding), nor any rights related thereto. Also, while the current bye-laws of Forbes Bermuda permit the Company to increase, divide or consolidate its share capital without shareholder approval, under the new certificate of formation of Forbes Texas, shareholder approval would be required to reclassify its securities in such a manner. Further, while our current bye-laws require that notice of shareholder proposals be received not less than 20 days and no more than 60 days before the anniversary of the last annual meeting, the bylaws of Forbes Texas, consistent with United States securities laws, provide that notice of shareholder proposals must be received not less than 90 days and no more than 150 days before the one-year anniversary of the preceding year’s annual meeting. We expect that these differences will result in some changes to your rights as a shareholder. For a description of your rights as a shareholder of Forbes Texas and how they may differ from your rights as a shareholder of Forbes Bermuda, please see “Description of Capital Stock—Differences between the Governing Corporate Law and Organizational Documents for Forbes Bermuda and Forbes Texas” on page 88 of this prospectus.”

After taking into account the above amendments, the Company believes that it has summarized any differences in the governing corporate law and organizational documents of Forbes Bermuda and Forbes Texas that are material to the shareholders.

Risk Factors, page 10

The dividend, liquidation and redemption rights..., page 10

7.	We note your disclosure at page 10 that you have not paid the dividend on the Series B Preferred Stock as a result of the position of the Toronto Stock Exchange. With a view toward disclosure, please tell us why you have not paid such dividends in cash.

As described on pages 40-41 of the Registration Statement, the Company’s indentures limit its ability to pay cash dividends. The Company is not permitted to pay cash dividends on its equity interests unless, among other things, the Company is permitted to incur additional indebtedness pursuant to the Fixed Charge Coverage Ratio described in each indenture. The Company is not currently able to incur additional indebtedness under the Fixed Charge Coverage Ratio set forth in its indentures. For this reason, it has not paid dividends on its Series B Preferred Shares in cash.

In accordance with this comment, the Company will amend the following sections of the Registration Statement in order to ensure that this restriction is more fully explained.

The third sentence of the first paragraph of the Risk Factor “The dividend, liquidation and redemption rights..” on Page 10 will be revised as follows:

Mr. H. Roger Schwall

March 11, 2011

“Therefore, the Company is prohibited at this time from issuing dividends on its common shares. As discussed in greater detail on page 86, the Company has not paid this dividend in cash due to certain restrictions in the Company’s indentures discussed in more detail on pages 40-41 and has not paid this dividend in-kind because the Toronto Stock Exchange has taken the position that, in light of the market price of the Company’s common shares, the issuance of additional Series B Preferred Shares as a dividend in-kind would violate Toronto Stock Exchange rules regarding the issuance of discounted shares, unless the Company receives shareholder approval for such an issuance.”

The third and fourth paragraphs on page 20 will be revised as follows:

“The Company has never declared a cash dividend on its common shares and has no plans of doing so now or in the foreseeable future after the Conversion. ~~Currently, the Company is~~ As described in more detail on pages 40-41, the indentures governing our Second Priority Notes and First Priority Notes restrict the Company’s ability to pay dividends on our equity interests, except dividends payable in equity interests, unless, among other things, the Company is able to incur at least $1.00 of additional Indebtedness pursuant to the Fix Charge Coverage Ratios set forth in such indentures. At this time, the Company is not able to incur additional Indebtedness pursuant to these ratios.

Further, the Company is currently prohibited from paying dividends on its common shares by the Certificate of Designation of the Series B Preferred Shares, as there are accumulated and unpaid dividends on the Series B Preferred Shares. ~~As~~ The Company has not paid this dividend in cash due to the indenture restrictions set forth above and, as discussed in greater detail on page 86, ~~the Company~~ has not paid this dividend in-kind because the Toronto Stock Exchange has taken the position that, in light of the market price of the Company’s common shares, the issuance of additional Series B Preferred Shares as a dividend in-kind would violate Toronto Stock Exchange rules regarding the issuance of discounted shares, unless the Company receives shareholder approval for such an issuance. The Company intends to seek shareholder approval for a pool of Series B Preferred Shares to be issued as in-kind dividends for this particular quarterly period and for future quarterly periods.”

The following will be added to the description of significant restrictive covenants of the Second Priority Indenture on Page 40:

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“Limitation on Restricted Payments—Subject to certain limited exceptions, we are prohibited from (i) declaring or paying dividends or other distributions on our equity securities (other than dividends or distributions payable in equity securities), (ii) purchasing or redeeming any of the Company’s equity securities, (iii) making any payment on indebtedness contractually subordinated to the Second Priority Notes, except a payment of interest or principal at the stated maturity thereof, or (iv) making any investment defined as a “Restricted Investment,” unless, at the time of and after giving effect to such payment, the Company is not in default and the Company is able to incur

Mr. H. Roger Schwall

March 11, 2011

at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio (as defined in the Second Priority Indenture). Further, the amount of such payment plus all other such payments made by the Company since the issuance of the Second Priority Notes must be less than the aggregate of (a) 50% of Consolidated Net Income (as defined in the Second Priority Indenture) since the issuance of the Second Priority Notes (or 100% if such figure is a deficit), (b) 100% of the aggregate net cash proceeds from equity offerings since the issuance of the Second Priority Notes, (c) if any Restricted Investments have been sold for cash, the proceeds from such sale (or the original cash investment if that amount is lower); and (d) 50% of any dividends received by the Company.”

The following will be added to the description of significant restrictive covenants of the First Priority Indenture on page 41:

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“Limitation on Restricted Payments—Subject to certain limited exceptions, We are prohibited from (i) declaring or paying dividends or other distributions on our equity securities (other than dividends or distributions payable in equity securities), (ii) purchasing or redeeming any of the Company’s equity securities, (iii) making any payment on indebtedness other than First Priority Notes, except a payment of interest or principal at the stated maturity thereof, or (iv) making any investment defined as a “Restricted Investment,” unless, at the time of and after giving effect to such payment, the Company is not in default and the Company is able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio (as defined in the First Priority Indenture). Further, the amount of such payment plus all other such payments made by the Company since the issuance of the First Priority Notes must be less than the aggregate of (a) 50% of Consolidated Net Income (as defined in the First Priority Indenture) since the issuance of the First Priority Notes (or 100% if such figure is a deficit), (b) 100% of the aggregate net cash proceeds from equity offerings since the issuance of the First Priority Notes, (c) if any Restricted Investments have been sold for cash, the proceeds from such sale (or the original cash investment if that amount is lower); and (d) 50% of any dividends received by the Company.”

The second sentence of the third full paragraph on page 42 will be revised as follows:

“~~As discussed in greater detail on page 86,~~ The Company has not paid this dividend in cash due to certain restrictions in the Company’s indentures described on pages 40-41 and has not paid this dividend in-kind because, as described in greater detail on page 86, the Toronto Stock Exchange has taken the position that, in light of the market price of the Company’s common shares, the issuance of additional Series B Preferred Shares as a dividend in-kind would violate Toronto Stock Exchange rules regarding the issuance of discounted shares, unless the Company receives shareholder approval for such an issuance.”

The following will replace the seventh sentence of the first full paragraph (after the bullet points) of page 86:

Mr. H. Roger Schwall

March 11, 2011

“Further, as described on pages 40-41, the indentures governing our Second Priority Notes and First Priority Notes restrict the Company’s ability to pay dividends on our equity interests, except dividends payable in equity interests, unless, among other things, the Company is able to incur at least $1.00 of additional Indebtedness pursuant to the Fix Charge Coverage Ratios set forth in such indentures. At this time, the Company is not able to incur additional Indebtedness pursuant to these ratios and, therefore, cannot currently pay dividends in cash. For these reasons, as permitted in the Certificate of Designation for the Series B Preferred Shares, the Company refrained from making the dividend payments it had planned to make on November 28, 2010 and February 28, 2010.”

Holders of the Series B Preferred Stock have certain voting rights..., page 10

8.	We note your disclosure with respect to the risk that the holders of the Series B Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the Series B Preferred Stock held by such holders are then convertible. Please revise your filing to quantify this voting power.

In accordance with this comment, the Company will amend the Registration Statement in order to quantify the voting power of the holders of the Series B Preferred Stock by inserting the following as the third sentence of the first paragraph of the Risk Factor “Holders of the Series B Preferred Stock have certain voting…” on page 10.

“If the holders of the current Series B Preferred Shares were able to vote pursuant to this provision at this time (prior to the Share Consolidation) or converted the Series B Preferred Shares into common shares, we believe that those holders would be entitled to an aggregate of 15,005,799 votes resulting from their ownership of Series B Preferred Shares. This together with common shares already held by these shareholders (as reported to the Company by such shareholders), would entitle these shareholders to just under 20%, in the aggregate, of the voting power of the Company.”

Management, page 59

Nominating and Voting Agreement, page 62

9.	We note your response to comment 36 in our letter dated December 17, 2010, and reissue such comment. In that regard, we note that Section 2 of the nominating and voting agreement provides that if the holders are unable to mutually agree upon whom shall be the board designees, the holders agree to use good-faith best efforts to nominate John Crisp, Charles Forbes and Janet Forbes as the board designees. In addition, we note your revised disclosure that the nominating and voting agreement applies to the Founders as owners of common shares following the conversion of the Class B shares into common shares. Please clarify, if true, that these shares were previously converted by the Founders.

Mr. H. Roger Schwall

March 11, 2011

The Company has amended and restated the nominating and voting agreement and will replace the description of the nominating and voting agreement on page 62 of the Registration Statement with the description set forth below. As so revised, the Company believes that all material provisions of this amended and restated document have been summarized. With respect to the conversion of the Class B shares, as mentioned on page 89 of the Registration Statement, there are no Class B shares outstanding. All issued Class B shares were converted into common shares by on May 28, 2010, in connection with the issuance of the Series B Preferred Shares. There are no Class B Shares authorized in the Certificate of Formation for Forbes Texas.

“In connection with the Bermuda Reorganization, Charles C. Forbes, Janet L. Forbes, John E. Crisp and FES Ltd entered into a nominating and voting agreement. Under the terms of this agreement, Mr. Crisp, Mr. Forbes, Ms. Forbes and their respective successors or assigns, or the Founders, were granted the right to designate a majority of members of the board of directors of the Company for election. In connection with the Company’s proposed listing of its common stock on NASDAQ, the Company and the Founders decided to amend certain provisions of this agreement in order to tie the Founders’ nomination rights more closely to their combined ownership percentage of the Company’s voting stock. On March 9, 2011, the Company and the Founders executed an amended and restated nominating and voting agreement to become effective as of the date of the Conversion. Pursuant to this restated agreement, effective as of the Conversion, for as long as the Founders own greater than 25% in the aggregate of the total outstanding common stock of the Company (or other stock that at such time votes with the Common Stock with respect to the election of directors), they will have the right to designate for election such number of members of the board of directors, rounded up to the greatest whole number, commensurate with their aggregate ownership percentage of such stock. Notwithstanding the foregoing, the Founders will not have the right to designate for election a majority of the board of directors unless the Founders own a majority of the such voting stock of the Company. To the extent that the Founders are unable to mutually agree upon which individuals shall be the board designees, the Founders agree to use good-faith best efforts to nominate Mr. Crisp, Mr. Forbes and Ms. Forbes as board designees, provided that if the number of board designees is less than three, then the Founders agree to use good-faith best efforts to nominate the individuals with the higher ownership percentage of the Company’s voting stock to the available designee positions.

Similar to the original agreement, pursuant to the restated agreement, to the extent that the Founders hold any shares of the Company entitled to vote, such parties have agreed to vote their shares in favor of the designees nominated by the Founders to the Board of Directors. Such parties have also agreed to vote any shares of the Company entitled to vote, and to instruct their designees on the Board of Directors to vote, so as to provide that each subsidiary has at least one manager or director who is also designee of the Founder. Unless 100% of the Founders are in agreement, the parties are contractually bound to instruct their designees to vote against (i) the issuance, reduction, redemption, or alteration of rights of any equity or debt securities of the Company or any other capitalization of the Company; (ii) the formation or sale of any subsidiary, the issuance, reduction, redemption, sale, disposition, or alteration of rights of any equity or debt securities of any subsidiary; and (iii) any decision to increase or decrease the number of directors. The Nominating and Voting Agreement will terminate upon (i) the

Mr. H. Roger Schwall

March 11, 2011

bankruptcy or dissolution of the Company, (ii) the ownership by the Founders of all the then issued and outstanding share capital of the Company, (iii) the execution of a written instrument of termination by all applicable parties, and (iv) ten years following the date of execution of the restated agreement. The Nominating and Voting Agreement applies to the Founders as owners of common shares of the Company following the conversion by the Founders of their Class B shares into common shares in May 2010.”

Executive Compensation, page 65

10.	Please provide compensation information for your fiscal year ended December 31, 2010.

The Company will amend its Registration Statement to provide compensation information for the fiscal year ended December 31, 2010.

Review, Approval or Ratification of Transactions with Related Persons, page 80

11.	We note your disclosure that it is your informal policy to have your board of directors review and approve or ratify certain significant related party transactions, and that your board has approved or ratified the transactions disclosed in your registration statement. With a view toward disclosure, please tell us whether any interested directors are involved in such approval or ratification.

The related party transactions disclosed in the Registration Statement where unanimously approved and ratified by the full board, including all of the disinterested and interested members thereof. Under Bermuda law and our Bye-laws, a director who is directly or indirectly interested in a material contract or proposed contract must declare his/her interest in such contract to the board at the first opportunity. Where such an interest is declared, our Bye-laws provide that, unless disqualified by the chairman of the meeting, the interested director may vote in respect of that contract and may be counted in quorum in respect of such meeting. Based on the composition of the Board, each such transaction disclosed in the Registration Statement has been approved by all of the disinterested directors thereof.

United States Federal Income Tax Consequences, page 98

12.	Please revise your filing to disclose the material federal income tax consequences of the conversion for the registrant, including with respect to the conversion itself and with respect to being a Texas company instead of a Bermuda company. In addition, please revise your filing to disclose the material U.S. federal income tax consequences of owning shares in Forbes Texas. See Item 4(a)(6) of Form S-4.

As stated on pages 6 and 98 of the Registration Statement, the Company does not believe that the Conversion will result in material federal income tax consequences to either the Company or its shareholders. Since its formation in 2008, the Company has always been treated as a U.S. domestic corporation pursuant to Section 7874(b) of the Internal Revenue Code of 1986, as

Mr. H. Roger Schwall

March 11, 2011

amended, and has been and remains subject to both U.S. federal income taxes and Texas franchise taxes, so the Conversion should not result in new taxes on the Company. Further, as stated in the Registration Statement, the Company believes that the Conversion qualifies as a tax-free reorganization within the meaning of Section 386(a)(1)(F) of the Internal Revenue Code of 1986, as amended, so the Conversion should not result in material tax consequences to the Company’s shareholders. In order to clarify this and update the discussion of the tax consequences of the Share Consolidation, the tax discussion on page 98 will be revised as follows:

“UNITED STATES ~~FEDERAL INCOME~~ TAX CONSEQUENCES OF THE SHARE

CONSOLIDATION AND CONVERSION

Since its formation in 2008, Forbes Bermuda has always been treated as a U.S. domestic corporation pursuant to Section 7874(b) of the Internal Revenue Code of 1986, as amended, and, as a result, has been and remains subject to U.S. federal income taxes. Further, as the principal operations of Forbes Bermuda are in Texas, Forbes Bermuda has been and remains subject to Texas franchise taxes. For these reasons, the Company does not believe that the Company will be subject to additional taxes as a direct result of the Conversion.

Additionally, with respect to the Company’s shareholders, the Company believes that the ten-to-one Share Consolidation and Conversion of Forbes Energy Services Ltd. from a Bermuda exempted company to a Texas corporation will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(E) and Section 368(a)(1)(F) of the Code, respectively. Accordingly, we believe that it would generally be the case, for federal income tax purposes, that: (i) no gain or loss will be recognized by the holders of common stock of Forbes Texas as a result of the consummation of the Share Consolidation and Conversion (except with respect to any cash received in lieu of fractional shares), (ii) the aggregate tax basis of shares of common stock of Forbes Texas received as a result of the Share Consolidation and ~~in~~ the Conversion will be the same as the aggregate tax basis of common shares of Forbes Bermuda exchanged in the Share Consolidation and Conversion, (iii) the holding period with respect to the common stock of Forbes Texas will include the period during which such shareholder held the corresponding common shares of Forbes Bermuda, so long as the common shares were held as a capital asset at the time of the consummation of the Share Consolidation and Conversion, and (iv) the Company will not recognize any gain or loss as a result of the Share Consolidation and Conversion.

Generally, the payment of cash in lieu of the issuance of fractional shares as a result of the Share Consolidation will result in a taxable gain or loss. The amount of such gain or loss to a shareholder will be the same as if fractional shares were actually issued by the Company and were immediately sold by such shareholder for the cash payment received.

The foregoing is a general overview of federal income tax consequences associated with the Share Consolidation and the Conversion for the Company and its U.S. shareholders. It does not discuss all U.S. federal taxation issues that may be relevant to shareholders based on their specific circumstances. The laws, regulations, rulings and decisions on which this overview is based, are all subject to change (possibly with retroactive effect). YOU SHOULD CONSULT

Mr. H. Roger Schwall

March 11, 2011

YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE SHARE CONSOLIDATION AND CONVERSION UNDER APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.”

Consolidated / Combined Financial Statements

13.	Please update your financial statements and related information. See Rule 3-12 of Regulation S-X.

The Company will amend its Registration Statement to update its financial statements and to ensure that its disclosure is current as amended.

Notes to Consolidated / Combined Financial Statements

Organization and Nature of Operations and Going Concern, page F-7

Nature of Business, page F -7

14.	We have reviewed your response to prior comment 43, in which you clarify the operating subsidiaries, CCF, TES and STT, were not held under common control prior to the Delaware reorganization. However, your response states CCF, TES and STT were held in varying percentages by substantially the same individuals. Please provide us with the ownership percentages held by each individual in these operating entities prior to the Delaware reorganization and explain any related impact on your accounting for this transaction.

Prior to the Delaware Reorganization (as of December 31, 2007), CCF, TES and STT were owned by the following individuals:

	CCF	TES	STT	Forbes
				Post- Combination
Charlie Forbes	45%	20%	17%	30%
John Crisp	10%	40%	33%	30%
Janet Forbes	45%	20%	17%	30%
Robert Jenkins		7%	33%	3%
James Carpenter		7%		3%
Armando Flores		6%		3%
Steve Macek				1%

	100%	100%	100%	100%

Our considerations for applying purchase accounting under FASB Statement No. 141, Business Combinations, with respect to the Delaware Reorganization are outlined below.

Mr. H. Roger Schwall

March 11, 2011

We first considered whether there were any common control considerations as this would dictate the basis at which the assets and liabilities of the entities would be transferred. Paragraphs D11 - D18 of FAS 141 briefly discuss transactions between entities under common control and state that “the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” However, FAS 141 does not define the term “common control.”

In EITF 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141,”, the EITF attempted to answer the question of how to determine whether separate entities are under common control in the context of FAS 141 when common majority ownership exists by an individual, a family, or a group affiliated in some other manner. While a consensus was not reached in the guidance contained in EITF 02-5, the SEC Observer on the Emerging Issues Task Force indicated that registrants should follow the guidance in paragraph 3 of EITF 02-5 when determining whether common control exists. That guidance and our related considerations are set forth below. According to paragraph 3 of EITF 02-5, “common control exists between (or among) separate entities only in the following situations” (emphasis added):

a.	“An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.”

Company consideration – Based on the ownership percentages set forth in the table above, this criterion is not applicable.

b.	“Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).
(1)	Immediate family members include a married couple and their children, but not the married couple’s grandchildren.
(2)	Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.”

Company consideration – Mr. Forbes and Ms. Forbes are divorced and were not married for a number of years prior to 2007, and, up to the time of the Delaware Reorganization, there was no agreement or evidence that they will vote their shares in concert. In addition, there are no other family relationships among the various owners. Based on these facts, this criterion is not applicable.

c.	“A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”

Company consideration – There were, at the time of the Delaware Reorganization, no agreements, written or otherwise, under which a group of shareholders holding more

Mr. H. Roger Schwall

March 11, 2011

than 50 percent of the voting ownership had agreed to vote a majority of the entities’ shares in concert. As such, this criterion is not applicable.

In addition, at the time of the Delaware Reorganization, there are no variable interests, contractual arrangements or other ownership/partnership rights that would lead to a conclusion that common control existed.

Additionally, given the high degree of common ownership among the entities, we considered prepared remarks at the 1997 AICPA National Conference on Current SEC Developments, at which an SEC staff member addressed transactions between entities with a high degree of common ownership as follows:

“When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

“…if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by the shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.”

Although CCF, TES and STT had significantly similar owners (with different ownerships in each entity) prior to the combination, given the resulting changes in relative ownership previously noted above, we concluded that accounting for the combination in a manner consistent with a transaction between entities under common control was not appropriate.

We believe the Delaware Reorganization had economic substance for the reasons described in the preceding paragraphs. After these considerations, we concluded that the Delaware Reorganization was not a transaction among entities under common control and that it was appropriate to follow the purchase method of accounting under SFAS 141.

15.	Your response to prior comment 44 states that because these entities were not held under common control, the acquisition of CCF, TES and STT was accounted for as

Mr. H. Roger Schwall

March 11, 2011

a business combination. You further state that you have concluded CCF to be the accounting acquirer using the guidance of FASB ASC 805-10-25-5. To further our understanding of this conclusion, please provide us with a detailed analysis of the applicable accounting literature and describe the relationship between the entities involved in the Delaware reorganization in sufficient detail to explain the judgments made in determining that CCF is the accounting acquirer.

Our consideration of the applicability of common control and conclusion that the Delaware Reorganization should be treated as a business combination are set forth in our response to comment 14 above. We concluded that CCF was the accounting acquirer after considering paragraphs 15 through 19 in SFAS 141. Specific criteria to be considered were identified in paragraph 17 of SFAS 141:

a.	“The relative voting rights of the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.”

Company consideration – As noted previously, the pre- and post-combination ownership percentages were as follows:

	CCF	TES	STT	Forbes
				Post- Combination
Charlie Forbes	45%	20%	17%	30%
John Crisp	10%	40%	33%	30%
Janet Forbes	45%	20%	17%	30%
Robert Jenkins		7%	33%	3%
James Carpenter		7%		3%
Armando Flores		7%		3%
Steve Macek				1%

	100%	100%	100%	100%

Given the fact that the controlling owners of CCF obtained the majority ownership of the combined entity, we concluded this indicates CCF is the accounting acquirer. There are no unusual or special voting arrangements, options, warrants or convertible securities that would alter this conclusion.

b.	“The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combining entity.”

Mr. H. Roger Schwall

March 11, 2011

Company consideration – Not applicable given consideration in (a) above.

c.	“The composition of the governing body of the combined entity – all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.”

Company consideration – No conclusion can be drawn through this consideration given the commonality of ownership.

d.	“The composition of the senior management of the combined entity – all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.”

Company consideration – After the Delaware Reorganization, the newly formed entity had the following senior management positions:

President and Chief Executive Officer – John Crisp

Senior Vice President and Chief Operating Officer – Charlie Forbes

Chief Financial Officer – Mel Cooper

Mr. Crisp was the CEO and largest individual shareholder of TES, but did not have a controlling interest. Mr. Forbes was the CEO and largest shareholder of CCF, but did not have a controlling interest. Mr. Cooper was the CFO of CCF. Although Mr. Crisp held a higher position in Forbes, officers of CCF held a larger number of senior management positions. Based on this, this criterion was inconclusive in our identification of the accounting acquirer.

e.	“The terms of the exchange of equity securities – all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.”

Company consideration – The Delaware Reorganization and allocation of equity interests was based on the relative fair values of all three of the combining entities. There was not a conclusive indicator that any of the entities was the accounting acquirer. In addition, footnote 9 of SFAS 141 indicates this criterion shall apply only if the equity securities exchanged in the business combination are traded in a public market, which they were not.

Mr. H. Roger Schwall

March 11, 2011

In addition, paragraph 18 of SFAS 141 indicates, “Some business combinations involve more than two entities. In identifying the acquiring entity in those cases, consideration also shall be given to which combining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceeds those of the others.” Below is a summary of the relative sizes of the combining entities as of and for the six months and year ended December 31, 2007 (immediately prior to the Delaware Reorganization) ($ in thousands):

	CCF		TES		STT		Elims		Combined
As of June 30, 2007:
Total assets	121,909	73%	53,719	32%	1,290	1%	(10,123)	*	166,795
Net assets	31,185	58%	21,733	40%	809	2%			53,727
For the Six Months Ended June 30, 2007:
Revenues	40,046	45%	48,539	54%	937	1%			89,522
Operating income	14,122	50%	13,529	48%	337	1%	6		27,994
Net income	11,617	47%	12,545	51%	316	1%			24,480

* CCF held a $10 million receivable from TES @ June 30, 2007

As of December 31, 2007:
Total assets	179,909	69%	86,103	33%	1,603	1%	(7,620)	**	259,995
Net assets	37,490	53%	32,755	46%	898	1%	(283)		70,459

For the Year Ended December 31, 2007:
Revenues	101,753	49%	103,405	50%	1,869	1%	(21)		207,006
Operating income	29,620	57%	22,211	43%	540	1%	12		51,700
Net income	23,231	53%	20,547	47%	499	1%			67,962

** CCF held an $8 million receivable from TES @ December 31, 2007

Based on assets, this information indicates that CCF would be the accounting acquirer. Based on revenues and income, it could be either CCF or TES.

Finally, we also considered the independent third party valuations of each of the entities, which indicated the following estimated fair values:

CCF	$147.6 million
TES	$106.0

Mr. H. Roger Schwall

March 11, 2011

million
STT	$2.9 million

We believe this indicates that CCF is the accounting acquirer.

Based on the facts and circumstances considered above, we concluded that CCF should be considered the accounting acquirer.

Exhibits and Financial Statement Schedules, page II-2

16.	We note your response to comment 48 in our letter dated December 17, 2010 that you do not believe that the Conversion will have material tax consequences to your shareholders. However, we also note your disclosure that you believe that the Conversion will constitute a tax-free reorganization, and we note your disclosure regarding the resulting tax effects for holders. It appears that such tax effects may be material to an investor. Please obtain and file an opinion regarding tax matters pursuant to Item 601(b)(8) of Regulation S-K. Please note that such tax opinion should also address all other material tax consequences that are described in your filing, as amended.

The Company maintains that the Conversion will not result in material tax consequences to the Company or its shareholders. For this reason, the Company does not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. Nevertheless, the Company will obtain and file a tax opinion that states that the discussion on page 98-99 of the Registration Statement of United States Federal Income Tax Consequences is true and correct.

Undertakings, page II-3

17.	We note your response to comment 49 in our letter dated December 17, 2010. Please revise your filing to provide the undertaking required by Item 512(a)(3) of Regulation S-K.

Item 512 of Regulation S-K only requires a registrant to include undertakings that are applicable to the offering being registered. The Company does not believe that the undertaking contained in Item 512(a)(3) is applicable to the transaction being registered. Item 512(a)(3) contains an undertaking whereby the registrant agrees to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The Registration Statement seeks to register the exchange of shares resulting from the Conversion. As stated on cover page of the prospectus contained in the Registration Statement, this exchange will occur automatically by operation of law. Therefore, it is not a possibility that any shares could remain “unsold” at the termination of the transaction. For this reason, the Company has not included this undertaking in its Registration Statement.

Mr. H. Roger Schwall

March 11, 2011

Exhibit 5.1

18.	We note your response to comment 50 in our letter dated December 17, 2010 that in order to obtain a Texas law opinion regarding the Texas conversion, it is necessary to make certain assumptions regarding Bermuda law and the company’s existence and authorization under Bermuda law. Please obtain and file a separate legality opinion from Bermuda counsel opining on the Bermuda law assumptions. Such opinion should address assumptions (1)-(3) and (5) of the Texas opinion.

In accordance with this comment the Company will obtain and file a separate legal opinion from Bermuda counsel addressing assumptions (1)-(3) and (5) of the Texas opinion.

19.	Please obtain and file a revised legality opinion that also addresses (i) the legality of the shares of common stock that may be issued upon conversion of the Series B Senior Convertible Preferred Stock and (ii) whether the rights and other relevant securities will be duly authorized.

We believe that the opinion requested in subsection (i) of the above comment was already provided in opinion (iii) of the current Texas law opinion filed with the Registration Statement. That opinion states that “upon the conversion of the outstanding shares of Series B Stock in accordance with the terms of the certificate of designation governing such shares, the Common Stock issuable as a result thereof will be validly issued, fully paid and non-assessable.” In accordance with subsection (ii) of the above comment, the Company will obtain and file a legality opinion regarding Texas law that is revised to include an opinion with regard to the due authorization of the securities.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2010

General

20.	We note that you filed an abbreviated Form 10-Q/A in response to our prior comment 51. Please note that a full amendment must be filed in connection with revisions to correct deficiencies in Section 906 certifications furnished with Exchange Act filings.

In accordance with this comment, the Company has filed an additional amendment on Form 10-Q/A for the quarter ended September 30, 2010 that sets forth the original quarterly report on Form 10-Q for the same period in its entirety with the exception of the exhibit index set forth in Part II, Item 6, which has been amended and restated in its entirety to contain the corrected certifications required by Section 906.

* * * * * * * *

Should you have any additional questions, please contact me by phone at (361) 664-0549, fax at (361) 664-0599 or e-mail at mcooper@ForbesEnergyServices.com. We will be pleased to provide any additional information that may be necessary.

Mr. H. Roger Schwall

March 11, 2011

Sincerely,

FORBES ENERGY SERVICES LTD.

/s/ L. Melvin Cooper

Senior Vice President, Chief Financial Officer and

Assistant Secretary

cc	H. Roger Schwall

Assistant Director

R. Clyde Parker, Jr., Esq.
Winstead PC
(281) 681-5901 (fax)